UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

Metro Center

1 Station Place, 7th Floor South

Stamford, CT 06902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 23, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,598,427(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,598,427(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,598,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1(1)%
14.	Type of Reporting Person (See Instructions) IA

(1)	Includes 376,126 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) that the Reporting Persons have an option to acquire (the “Option”).

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,592,693(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,592,693(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,592,693(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4(1)%
14.	Type of Reporting Person (See Instructions) OO

(1)	Does not include shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock that may be allocated to this Reporting Person to the extent the Option is exercised.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,253,004(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,253,004(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,253,004(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Does not include shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock that may be allocated to this Reporting Person to the extent the Option is exercised.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 339,689(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 339,689(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,689(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Does not include shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock that may be allocated to this Reporting Person to the extent the Option is exercised.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Does not include shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock that may be allocated to this Reporting Person to the extent the Option is exercised.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Blackwell Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 629,608(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 629,608(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 629,608(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Does not include shares of Common Stock that could be obtained upon conversion of Series A Preferred Stock that may be allocated to this Reporting Person to the extent the Option is exercised.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,598,427(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,598,427(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,598,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 376,126 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Preferred Stock that the Reporting Persons may acquire pursuant to the Option.

CUSIP No. 743815102 (Common Stock)

1.	Names of Reporting Persons. Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,598,427(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,598,427(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,598,427(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 376,126 shares of Common Stock that could be obtained upon the conversion of 150,000 shares of the Issuer’s to be issued Series A Preferred Stock that the Reporting Persons may acquire pursuant to the Option.

CUSIP No. 743815102 (Common Stock)

Explanatory Note: This Amendment No. 5 (this “Amendment”), to the Schedule 13D (the “Initial 13D”) filed by the Filers (as defined below in Item 2) with the U.S. Securities and Exchange Commission (the “Commission”) on July 30, 2012, as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012 and Amendment No. 4 to the Initial 13D filed on August 15, 2013, amends and supplements the items set forth herein.

Item 1. Security and Issuer.

Item 1 is amended and restated in its entirety as follows.

The title of the class of equity securities to which this statement relates to is the Common Stock, $0.001 par value per share (the “Common Stock”) of The Providence Service Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 64 East Broadway Blvd, Tucson, Arizona 85701.

Item 2. Identity and Background.

Item 1 is amended and restated in its entirety as follows.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	As used in this statement, the term “Filers” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”)

•	Coliseum Capital Co-Invest, L.P., , a Delaware limited partnership (“CCC”)

•	Blackwell Partners, LLC, a Georgia limited liability company (“Blackwell”):

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

(b)	The business address of the Filers (other than Blackwell) is Metro Center, 1 Station Place, 7th Floor South, Stamford, CT 06902. The business address of Blackwell is c/o DUMAC, LLC, 280 S. Mangum Street, Suite 210, Durham, NC 27701.

(c)	The present principal occupation or employment of each of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP, CCP2 and CCC, which are investment limited partnerships. CC is the General Partner of CCP, CCP2 and CCC, and Gray and Shackelton are the managers of CC. Blackwell is a separate account advisory client of CCM, and Gray and Shackelton are the managers of CCM. Blackwell has no voting or dispositive power with respect to the shares of Common Stock reported herein while CCM is the manager with respect to the Common Stock.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 743815102 (Common Stock)

(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Filers is listed in Row 6 of the cover pages hereto.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

As part of the transaction pursuant to which the Investors (as defined below) agreed to provide a commitment to purchase all the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) not sold in the Issuer’s anticipated Rights Offering (as defined below), the Issuer, among other things, granted the Investors the Option.

Item 4. Purpose of Transaction.

Subordinated Bridge Note

On October 23, 2014, the Issuer issued to CCP, CCP2, CCC and Blackwell (collectively, the “Investors”) a 14.0% Unsecured Subordinated Note in aggregate principal amount of $65.5 million (the “Note”). The Note has a maturity date of September 30, 2018 and accrues interest at a rate of 14.0% per annum, subject to additional penalty interest up to an aggregate of 18.5% per annum. Interest from the issuance date to, but excluding, the 120th day after the issuance date, was paid in cash in the amount of $3,014,795 on the issuance of the Note. Thereafter interest shall be payable by increasing the principal amount of the Note as pay-in-kind interest and shall be paid quarterly, in arrears. The Issuer used the proceeds from the issuance of the Note to finance, in part, the Issuer’s October 23, 2014 acquisition (the “Matrix Acquisition”) of CCHN Group Holdings, Inc., the parent company of Community Care Health Network, Inc. (dba Matrix Medical Group), pursuant to an Agreement and Plan of Merger, dated as of September 17, 2014. Upon consummation of the Rights Offering and the issuance of Series A Preferred Stock, the Note is to be paid off (in whole or in part, as the case may be) with the net proceeds received from the Rights Offering.

The foregoing description of the Note is qualified in its entirety by reference to the Note, which is listed as Exhibit 2 to this Amendment and is incorporated herein by reference.

Standby Purchase Agreement

Within 120 days of October 23, 2014, the closing date of the Matrix Acquisition, the Issuer plans to complete a registered Rights Offering (the “Rights Offering”), by issuing all of the Issuer’s existing holders of Common Stock non-transferrable subscription rights to purchase their pro rata share of $65.5 million of Series A Preferred Stock at a price that is expected to be equal to $100.00 per share of Series A Preferred Stock (the “Subscription Price”). The Series A Preferred Stock is expected to convert into shares of Common Stock at a conversion price equal to $39.88, which was the closing price of Issuer’s common stock on the NASDAQ Global Select Market on October 22, 2014. In connection with the anticipated Rights Offering, on October 23, 2014 the Issuer entered into a standby purchase agreement (the “Standby Purchase Agreement”) with the Investors, pursuant to which, among other things, the Investors have agreed to purchase, substantially simultaneously with the completion of the Rights Offering, in the aggregate, all of the available Series A Preferred Stock not otherwise sold in the Rights Offering following the exercise of the subscription privileges of holders the Common Stock. As part of the transaction, on October 23, 2014 the Issuer paid the Investors a fee of $2,947,000. In addition, the Investors will have the Option, exercisable within 30 days following the completion of the Rights Offering, to purchase additional Series A Preferred Stock with a value based on the Subscription Price of $100 at a price per share equal to 105% of the Subscription Price (For the avoidance of doubt, if the option is exercised in full, the Investors would pay an aggregate price of $15.75 million and receive 150,000 shares of Series A Preferred Stock).

CUSIP No. 743815102 (Common Stock)

The foregoing description of the Standby Purchase Agreement is qualified in its entirety by reference to the Standby Purchase Agreement, which is listed as Exhibit 3 to this Amendment and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Filers set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 16,866,923 shares of Common Stock outstanding as of October 23, 2014, based on information provided by the Issuer.

The Filers have not effected any transactions in the Common Stock in the sixty days preceding the filing of this Amendment.

The information in Item 6 is incorporated herein by reference.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCP2, CCC and Blackwell, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP, CCP2 and CCC. Gray and Shackelton are the managers of CC and CCM. CCM may have the right to receive performance-related fees from Blackwell, and CC may have the right to receive performance-related fees from CCP, CCP2 and CCC.

The information in Item 4 is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

2	14.0% Unsecured Subordinated Note, dated October 23, 2014, issued by The Providence Service Corporation to Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Blackwell Partners, LLC and Coliseum Capital Co-Invest, L.P. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014)

3	Standby Purchase Agreement, dated October 23, 2014, by and among Coliseum Capital Partners, L.P., Coliseum Capital Partners II, L.P., Coliseum Capital Co-Invest, L.P. and Blackwell Partners, LLC and The Providence Service Corporation. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 24, 2014)

CUSIP No. 743815102 (Common Stock)

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2014

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Christopher Shackelton	By	/s/ Adam Gray
	Christopher Shackelton, Manager		Adam Gray, Manager

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

COLISEUM CAPITAL CO-INVEST, L.P.		BLACKWELL PARTNERS, LLC

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital Management, LLC, Attorney-in-fact

By:	/s/ Adam Gray	By:	/s/ Adam Gray
	Adam Gray, Manager		Adam Gray, Manager

ADAM GRAY		CHRISTOPHER SHACKELTON

/s/ Adam Gray		/s/ Christopher Shackelton
Adam Gray		Christopher Shackelton